UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

(Commission File No. 001-38215)

NUCANA PLC

(Translation of registrant’s name into English)

3 Lochside Way

Edinburgh EH12 9DT

United Kingdom

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): ☐

Other Events

As previously disclosed, on June 18, 2025, NuCana plc (the “Company”) received a written notice from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that the bid price for of its American Depositary Shares (“ADSs”) had closed below the $1.00 per share minimum bid price threshold for continued listing on The Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Requirement”), for the preceding 30 consecutive trading days. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company was granted a 180-calendar day period, through December 15, 2025, to regain compliance with the Bid Price Requirement.

On July 8, 2025, the Company received a second written notice (the “Second Notice”) from Nasdaq stating that the bid price for the Company’s ADSs had closed below $0.10 per share for the 10 consecutive trading day period ended July 7, 2025. Accordingly, the Company was notified that, in accordance with Nasdaq Listing Rule 5810(c)(3)(A)(iii), the Company was subject to delisting unless the Company timely requests a hearing before the Nasdaq Hearings Panel (the “Panel”). The Company plans to timely request a hearing before the Panel, which request will stay any suspension or delisting action pending the ultimate outcome of the hearing process.

The information contained in this Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3, as amended (File No. 333-281576), and its Registration Statements on Form S-8 (File Nos. 333-223476 and 333-248135).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

NuCana plc

By:	/s/ Ian Webster
Name:	Ian Webster
Title:	Interim Chief Financial Officer

Date: July 9, 2025